# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BankFinancial CORP, CIK 0001303942
CUSIP: 06643P104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 60 NORTH FRONTAGE ROAD, BURR RIDGE, Illinois (IL), 60527
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002055373

## Reporting persons
- BankFinancial & Subsidiaries Assoc. Investment Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 858,372; sole dispositive power 0; shared dispositive power 858,372; aggregate amount beneficially owned 858,372 (6.9% of the class)

## Item 1. Issuer
Name of issuer: BankFinancial CORP
Address of issuer's principal executive offices: 60 NORTH FRONTAGE ROAD, BURR RIDGE, ILLINOIS, 60527.

## Item 2. Person Filing
Name of person filing: BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
Address of principal business office or, if none, residence:
60 N Frontage Road
Burr Ridge, IL 60527-6928
Citizenship: Illinois

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 858,372
Percent of class: 6.89%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 858,372
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 858,372

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BankFinancial & Subsidiaries Assoc. Investment Plan: Patricia Smith Lawler, Executive Vice President - Human Resources (02/07/2025)